UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

Cerner Corporation

(Name of Subject Company)

Cerner Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Daniel P. Devers

Executive Vice President and Chief Legal Officer

Cerner Corporation

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

James P. Beaubien

Mark D. Gerstein

Christopher R. Drewry

Brent T. Epstein

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Cerner Corporation, a Delaware corporation (“Cerner”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of Cerner’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on January 19, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Amending and restating the first sentence of the fourth paragraph on page 21, describing the December 9, 2021 Cerner Board meeting under the section captioned “Background of the Transactions,” as set forth below:

“On December 9, 2021 and December 10, 2021, the Cerner Board met in-person at Cerner’s headquarters in Kansas City, Missouri and via videoconference, with members of management present, and representatives of Latham & Watkins, Goldman Sachs and Centerview present from time to time.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Amending and restating the paragraph under the caption “U.S. Antitrust Laws” as set forth below:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, certain transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. The Transactions are subject to such requirements. The initial waiting period for a cash tender offer is 15 days, but (i) this period may be shortened if the reviewing agency grants “early termination” (however, such terminations have been infrequently granted since February 2021), (ii) it may be restarted if the acquiring person voluntarily withdraws and re-files its Premerger Notification and Report Form, and/or (iii) it may be extended if the reviewing agency issues a request for additional information and documentary material (“Second Request”). On January 18, 2022, Cerner and Oracle filed their respective Premerger Notification and Report Forms required under the HSR Act in connection with the purchase of Shares in the Offer and the Merger with the FTC and the Antitrust Division. On February 2, 2022, Oracle voluntarily withdrew its Premerger Notification and Report Form to provide the Antitrust Division with additional time for review and then refiled its Premerger Notification and Report Form on February 4, 2022.

The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger is now scheduled to expire at 11:59 p.m. on February 22, 2022, unless earlier terminated by the Antitrust Division or if Oracle receives a Second Request from the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Oracle’s substantial compliance with the Second Request. Even though the waiting period is not affected by a Second Request to Cerner or by Cerner supplying the requested information, Cerner is obligated to respond to the request within a reasonable time. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Oracle’s consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. Complying with a Second Request can take a significant amount of time.”

Adding a new section immediately prior to the section captioned “Stockholder Approval of the Merger Not Required” as set forth below:

“Legal Proceedings

On January 21, 2022, two purported stockholders of Cerner filed separate complaints in the United States District Court for the Southern District of New York, captioned O’Dell v. Cerner Corporation, et al., Case No. 1:22-cv-00562 (S.D.N.Y.) (the “O’Dell Complaint”) and Samant v. Cerner Corporation, et al., Case No. 1:22-cv-00584 (S.D.N.Y.) (the “Samant Complaint”). On January 24, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Eastern District of New York, captioned Berry, Jr. v. Cerner Corporation, et al., Case No. 1:22-cv-00405 (E.D.N.Y.) (the “E.D.N.Y. Berry Complaint”). On January 26, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Southern District of New York, captioned Garrison v. Cerner Corporation, et al., Case No. 1:22-cv-00687 (S.D.N.Y.) (the “Garrison Complaint”). On January 27, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Southern District of New York, captioned Schulte v. Cerner Corporation, et al., Case No. 1:22-cv-00731 (S.D.N.Y.) (the “Schulte Complaint”). On February 1, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Southern District of New York, captioned Berry v. Cerner Corporation, et al., Case No. 1:22-cv-00868 (S.D.N.Y.) (the “S.D.N.Y. Berry Complaint”) and, the next day, the E.D.N.Y. Berry Complaint was dismissed without prejudice. On February 2, 2022, a purported stockholder of Cerner filed a complaint in the United States District Court for the Eastern District of New York, captioned Hansen v. Cerner Corporation, et al., Case No. 1:22-cv-00612 (E.D.N.Y.) (the “Hansen Complaint” and, together with the O’Dell Complaint, the Samant Complaint, the Garrison Complaint, the Schulte Complaint and the S.D.N.Y. Berry Complaint, the “Complaints”). All of the Complaints name Cerner and the members of the Cerner Board as defendants, and the Garrison Complaint also names Oracle, Parent and Purchaser as defendants. Each Complaint asserts claims under Sections 14(d), 14(e) and 20(a) of the Exchange Act in connection with the Schedule 14D-9 that was filed with the SEC by Cerner on January 19, 2022, alleging that the Schedule 14D-9 misrepresented and/or omitted material information. The O’Dell Complaint, the Samant Complaint and the Hansen Complaint seek, among other relief, injunctive relief to prevent the Merger until the alleged disclosure violations are cured, as well as damages and attorneys’ fees and costs. The Garrison Complaint, the Schulte Complaint and the S.D.N.Y. Berry complaint seek, among other relief, injunctive relief to prevent the Merger, the filing of a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, as well as attorneys’ fees and costs.

The outcome of these matters is uncertain. A preliminary injunction could delay or jeopardize the completion of the Offer or the Merger, and permanent injunctive relief could indefinitely enjoin completion of the Offer or the Merger. Oracle and Cerner believe that these actions have no merit and intend to defend vigorously against these actions.

If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

The foregoing summary is qualified in its entirety by the Complaints, copies of which are filed as Exhibits (a)(5)(J), (a)(5)(K), (a)(5)(L), (a)(5)(M), (a)(5)(N), (a)(5)(O) and (a)(5)(P) to this Schedule 14D-9 and are incorporated by reference herein.

Adding a new section immediately prior to the section captioned “Forward-Looking Statements” as set forth below:

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(5)(J)	Complaint captioned O’Dell v. Cerner Corporation, et al., Case No. 1:22-cv-00562 (S.D.N.Y.), filed on January 21, 2022, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(5)(C) to Schedule TO Amendment No. 1).

(a)(5)(K)	Complaint captioned Samant v. Cerner Corporation, et al., Case No. 1:22-cv-00584 (S.D.N.Y.), filed on January 21, 2022, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(5)(D) to Schedule TO Amendment No. 1).

(a)(5)(L)	Complaint captioned Berry, Jr. v. Cerner Corporation, et al., Case No. 1:22-cv-00405 (E.D.N.Y.), filed on January 24, 2022, in the United States District Court for the Eastern District of New York (incorporated by reference to Exhibit (a)(5)(E) to Schedule TO Amendment No. 1).

(a)(5)(M)	Complaint captioned Garrison v. Cerner Corporation, et al., Case No. 1:22-cv-00687 (S.D.N.Y.), filed on January 26, 2022, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(5)(F) to Schedule TO Amendment No. 1).

(a)(5)(N)	Complaint captioned Schulte v. Cerner Corporation, et al., Case No. 1:22-cv-00731 (S.D.N.Y.), filed on January 27, 2022, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(5)(G) to Schedule TO Amendment No. 1).

(a)(5)(O)	Complaint captioned Berry v. Cerner Corporation, et al., Case No. 1:22-cv-00868 (S.D.N.Y.), filed on February 1, 2022, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(5)(H) to Schedule TO Amendment No. 1).

(a)(5)(P)	Complaint captioned Hansen v. Cerner Corporation, et al., Case No. 1:22-cv-00612 (E.D.N.Y.), filed on February 2, 2022, in the United States District Court for the Eastern District of New York (incorporated by reference to Exhibit (a)(5)(I) to Schedule TO Amendment No. 1).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CERNER CORPORATION

By:	/s/ Mark J. Erceg
	Name:	Mark J. Erceg
	Title:	Executive Vice President and Chief Financial Officer
	Date:	February 4, 2022